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                 May 10, 2022

       William W. Smith, Jr.
       Chief Executive Officer
       Smith Micro Software, Inc.
       5800 Corporate Drive
       Pittsburgh, PA 15237

                                                        Re: Smith Micro
Software, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 4, 2022
                                                            File No. 333-264667

       Dear Mr. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Brian Novosel